SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ATI NETWORKS, INC.
                               (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                 00207F 107
                               (CUSIP Number)

                            MARK T. THATCHER, ESQ.
                       360 Thames Street, First Floor
                         Newport, Rhode Island 02840
                               (401) 841-9444

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JUNE 30, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00207F107                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LAWRENCE BESTOR, CHAIRMAN AND CEO

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         LAWRENCE BESTOR, Chairman and CEO
                         1,356,640

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0

OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         LAWRENCE BESTOR, Chairman and CEO
                         1,356,640

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,356,640

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.0%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock of ATI Networks, Inc., a Colorado corporation (the "Company"), which has its principal corporate offices at 460 Cedar Street, Fond du Lac, Wisconsin 54935.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Lawrence Bestor, Chairman and CEO of the Company (the "Shareholder").

         (b) The business address of the Shareholder is 460 Cedar Street, Fond du Lac, Wisconsin, 54935.

         (c) The present principal occupation or employment of the Shareholder, Lawrence Bestor, is Chief Executive Officer, President and Director of
ATI Networks, Inc., 460 Cedar Street, Fond du Lac, Wisconsin 54935.

The following table sets forth the membership of the Shareholder and ownership of its ATI Networks, Inc. common stock:

Beneficial Ownership.
PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of the ownership of ATI Networks, Inc. ("ATI") outstanding common stock on July 23, 1998 by (i) each director and executive officer of ATI, (ii) all directors and executive officers of ATI as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of ATI:

                         Shares of ATI
                         Common Stock to be
                         Beneficially Owned            Percent
Name and                 as of the Distrib             of
Address                  Record Date                   Class

Lawrence Bestor          1,356,640                     43.00%
460 Cedar Street
Fond du Lac, WI
54935

                         Shares of ATI
                         Common Stock to be
                         Beneficially Owned            Percent
Name and                 as of the Distrib             of
Address                  Record Date                   Class

Oshkosh Truck Corp.      600,000                       18.80%
2307 Oregon St.
Oshkosh, WI
54935

William Geenen           4,000                           .13%
460 Cedar Street
Fond du Lac, WI
54935

Blade Thomas             10,000                          .03%
460 Cedar Street
Fond du Lac, WI
54935

Mark Thatcher             0                              .00%
360 Thames Street
Newport, RI
02840

Steven Sorenson          22,000                          .70%
460 Cedar Street
Fond du Lac, WI
54935

Dr. William Sybesma      80,000                         2.60%
460 Cedar Street
Fond du Lac, WI
54935

All Directors and        1,472,640                     46.40%
Officers as a Group

Management of ATI has advised that they may acquire additional shares of ATI Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

         (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Shareholder is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The Shareholder holds the securities described herein in connection with the original issuance of ATI, Inc. Common Stock, subsequently converted to Issuer Common Stock, pursuant to the Articles and Plan of Share Exchange between Waterford International, Inc. "Waterford" and the Issuer.

         The Shareholder owned 1,356,640 shares of Common Stock on July 1, 1998, when the Company filed its Annual Report on Form 10KSB, subjecting the Company to the reporting requirements of the Securities Exchange Act of 1934 pursuant to such filing.


ITEM 4.  PURPOSE OF TRANSACTION

         The Shareholder holds the Common Stock as a control person and affiliate of the Issuer.

         (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

         (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

         (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

         (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

         (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

         (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

         (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Shareholder beneficially owns 1,356,640 shares of Common Stock, representing 43.0% of the total issued and outstanding shares of Common Stock. Lawrence Bestor, Chairman and CEO, has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

         (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

The following table sets forth the beneficial ownership of the ownership of ATI Networks, Inc. ("ATI") outstanding common stock on July 23, 1998 by (i) each director and executive officer of ATI, (ii) all directors and executive officers of ATI as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of ATI:

                              Shares of ATI
                              Common Stock to be
                              Beneficially Owned          Percent
Name and                      as of the Distrib           of
Address                       Record Date                 Class

Lawrence Bestor               1,356,640                   43.00%
460 Cedar Street
Fond du Lac, WI
54935

Oshkosh Truck Corp.           600,000                     18.80%
2307 Oregon St.
Oshkosh, WI
54935

William Geenen                4,000                         .13%
460 Cedar Street
Fond du Lac, WI
54935

                              Shares of ATI
                              Common Stock to be
                              Beneficially Owned          Percent
Name and                      as of the Distrib           of
Address                       Record Date                 Class

Blade Thomas                  10,000                        .03%
460 Cedar Street
Fond du Lac, WI
54935

Mark Thatcher                 0                             .00%
360 Thames Street
Newport, RI
02840

Steven Sorenson               22,000                        .70%
460 Cedar Street
Fond du Lac, WI
54935

Dr. William Sybesma           80,000                       2.60%
460 Cedar Street
Fond du Lac, WI
54935

All Directors and             1,472,640                   46.40%
Officers as a Group

Management of ATI has advised that they may acquire additional shares of ATI Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

         (b) The Shareholder, Lawrence Bestor, has the sole power to vote and to dispose of the shares described herein.

         (c) Not applicable.

         (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         The Shareholder beneficially owns 1,356,640 shares of Common Stock of the Company, representing 43.0% of the total issued and outstanding shares
of Common Stock of the Company.   The Shareholder has the authority to vote
or direct the vote of the Shareholder's shares of Common Stock of the Company.

         In addition, Mr. Bestor is Chairman of the Board of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 23, 1998

/s/ Lawrence Bestor


LAWRENCE BESTOR, Chairman and CEO
ATI Networks, Inc.